CAPITALIZATION AND INDEBTEDNESS as at June 30, 2007

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at June 30, 2007 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization
(Prepared in accordance with Canadian GAAP)

As at June 30, 2007
(unaudited)
Cash and cash equivalents	$6,319,535
Temporary investments	1,520,712
Indebtedness
Current liabilities	1,930,889
Capital lease obligations	116,491
Future income taxes	1,600,869
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,499,450
Accumulated other comprehensive income	561,137
Accumulated deficit	(75,136,932)
Total shareholders’ equity	27,480,140
Total capitalization	31,128,389

Capitalization
(Prepared in accordance with US GAAP)

As at June 30, 2007
(unaudited)
Cash and cash equivalents	$6,319,535
Temporary investments	1,520,712
Indebtedness
Current liabilities	1,930,889
Capital lease obligations	116,491
Future income taxes	1,600,869
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,537,140
Accumulated other comprehensive income	561,137
Accumulated deficit	(92,944,192)
Total shareholders’ equity	27,480,140
Total capitalization	31,128,389